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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
JUN 18 2004
WASH. D.C. 155

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(A)

SEC FILE NUMBER
8-65275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Diversified Global Capital Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2121 East Pacific Coast Hwy, Ste 210
(No. and Street)

Corona Del Mar	California	92625
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Max Robinson (949) 270-2740
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Max Robinson III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Global Capital Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of ORANGE
Subscribed and sworn (or affirmed) to before me this 16 day of JUNE, 2004

Valerie A. Allen
Notary Public

Signature

Vice-President
Title

VALERIE A. ALLEN
Commission # 1421129
Notary Public - California
Orange County
My Comm. Expires Jun 28, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Diversified Global Capital Group, Inc.

I have audited the accompanying statement of financial condition of Diversified Global Capital Group, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

Subsequent to the issuance of the company's December 31, 2003 financial statements and my report dated February 19, 2004, I became aware that those financial statements did not include a receivable of $5,000 as a non-allowable asset in the net capital computation. In my original report I expressed an unqualified opinion on the December 31, 2003 financial statements, and my opinion on the revised statements, as expressed herein, remained unqualified.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diversified Global Capital Group, Inc. as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February 19, 2004

Date of original report, except as to the second paragraph above and Note 8 and Schedule I, with are as of May 25, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Diversified Global Capital Group, Inc.
Statements of Financial Condition
December 31, 2003

Assets

Cash	$ 2,262
Receivable from related party	5,000
Deposits	7,564
Property and equipment, net of $31,474 accumulated depreciation	54,579
Total assets	$ 69,405

Liabilities & Stockholder's Equity

Liabilities

Income taxes payable	$ 800
Total liabilities	800

Stockholder's equity

Common stock, no par value, 10,000 shares authorized, issued, and outstanding	100,000
Additional paid-in capital	719,415
Accumulated deficit	(750,810)
Total stockholder's equity	68,605
Total liabilities & stockholder's equity	$ 69,405

The accompanying notes are an integral part of these financial statements.

Diversified Global Capital Group, Inc.
Statement of Operations
For the Year Ended December 31, 2003

Revenues	
Commissions	$ 467,241
Realized gains (losses) on marketable securities	(127,067)
Total revenue	340,174
Expenses	
Employee compensation and benefits	153,575
Commissions, trading fees and floor brokerage	401,299
Occupancy and equipment rental	77,461
Reimbursed expenses	(42,198)
Taxes, other than income taxes	13,483
Other operating expenses	123,193
Total expenses	726,813
Income (loss) before income tax provision	(386,639)
Income tax provision	800
Net income (loss)	$ (387,439)

The accompanying notes are an integral part of these financial statements.

Diversified Global Capital Group, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Unrealized loss on Marketable Securities	Total	Comprehensive Income
Balance, at December 31, 2002	$ 100,000	$ 522,075	$ (363,371)	$ (5,000)	$ 253,704	
Issuance of additional paid-in capital	-	197,340	-	-	197,340	
Realized (gains) losses on marketable securities				5,000	5,000	$ 5,000
Net income (loss)	-	-	(387,439)	-	(387,439)	(387,439)
Balance, at December 31, 2003	$ 100,000	$ 719,415	$ (750,810)	$ -	$ 68,605	$ (382,439)

The accompanying notes are an integral part of these financial statements.

Diversified Global Capital Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flow from operating activities		
Net income (loss)		$ (387,439)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	$ 19,907	
(Gains) losses on marketable securities	127,067	
(Increase) decrease in:		
Receivable from related party	(5,000)	
Deposits held at clearing organization	100,000	
Prepaid expenses	10,836	
Deposits	7,870	
(Decrease) increase in:		
Marketable securities, at market	(68,534)	
Accounts payable	(24,618)	
Income taxes payable	800	
Total adjustments		168,328
Net cash used in operating activities		(219,111)
Cash flows from investing activities		–
Cash flows from financing activities		
Net proceeds from issuance of additional paid-in capital	197,340	
Net decrease in unrealized loss on marketable securities	5,000	
Net cash provided by financing activities		202,340
Net decrease in cash		(16,771)
Cash at the beginning of the year		19,033
Cash at the end of the year		$ 2,262

Supplemental disclosure of cash flow information

Cash paid during the period ended December 31, 2003	
Income taxes	$ –
Interest	$ –

Non-cash investing transactions:
The Company's $5,000 unrealized loss at December 31, 2002 was realized at December 31, 2003.

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Diversified Global Capital Group, Inc. (the "Company") was incorporated in the state of California on March 29, 2002 and assumed the pre-incorporation activities of the Company as of and effective January 1, 2002. The Company is a wholly owned subsidiary of Diversified Global Capital Holding, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") in the business of securities brokerage and investment counseling, and is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

In the summer of 2003, the Company's total number of employees decreased substantially. As a result, the Parent is in the process of restructuring the Company's employee base. Soon thereafter, the Company entered into an expense sharing agreement with the Parent, whereby the Parent agreed to incur all expenses of the Company (See Note 4).

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from three (3) to (5) years by the straight-line method.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: PROPERTY AND EQUIPMENT

The property and equipment are recorded at cost.

		Depreciable Life Years
Computer	$ 20,223	3
Furniture and equipment	48,809	5
Leasehold improvement	17,021	7
	86,053	
Less accumulated depreciation	(31,474)	
Net property and equipment	$ 54,579	

Depreciation expense for the year ended December 31, 2003 was $19,907.

Note 3: INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local returns.

For the year ended December 31, 2003 the Company recorded the minimum California Franchise Tax of $800.

Note 3: INCOME TAXES
(Continued)

The Company has elected to carry-forward its operating loss at December 31, 2003. This operating loss carry-forward may be applied against future taxable income, resulting in a deferred tax asset of approximately $58,116, that expires in the year 2023. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 4: RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement on August 15, 2003, with Diversified Global Capital Holding, LLC (the "Parent") whereby the Parent agrees to incur all expenses of the Company. The Company agrees to reimburse the Parent for these expenses once the Company achieves sufficient revenue provided the withdrawal is not in violation of NASD regulations regarding net capital requirements.

Note 5: COMMITMENTS

The Company entered into a lease agreement for office space under a non-cancelable lease which commenced January 31, 2003 and expires January 31, 2007.

Future minimum lease payments under the lease are as follows:

Year	Amount
2004	$ 97,852
2005	102,349
2006	104,789
2007	28,812
Total	$ 333,802

Rent expense was $75,910 for the year ended December 31, 2003.

Note 6: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity*. The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 7: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day. In the Company's initial FOCUS filing for December 31, 2003, the Company treated the receivable from related party as an allowable asset for the purposes of calculating net capital.

Note 7: COMPUTATION OF NET CAPITAL
(Continued)

The Company was subsequently informed by the National Association of Securities Dealers ("NASD"), that such receivable was not an allowable asset for the purposes of net capital. As a result of the receivable not being an allowable asset the Company had net capital of $1,462 which was $(3,538) deficient of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($800) to net capital was 0.55 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA

Net capital per unaudited schedule		$ 2,263
Adjustments:		
Accumulated deficit	$ (31,649)	
Non-allowable assets	30,848	
Total adjustments		(801)
Net capital per audited statements		$ 1,462

Diversified Global Capital Group, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2003

Computation of net capital

Common stock	$ 100,000	
Additional paid-in capital	719,415	
Accumulated deficits	(750,810)	
Total stockholder's equity		$ 68,605
Less: Non-allowable assets		
Receivable from related party	(5,000)	
Property and equipment, net	(54,579)	
Deposits	(7,564)	
Total non-allowable assets		(67,143)
Net Capital		1,462
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 53	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ (3,538)
Percentage of aggregate indebtedness to net capital	0.55:1	

There was a material difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2003 (See Note 8).

See independent auditor's report

Diversified Global Capital Group, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirement is not applicable to Diversified Global Capital Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

Diversified Global Capital Group, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2003

Information relating to possession or control requirements is not applicable to Diversified Global Capital Group, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

Diversified Global Capital Group, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Diversified Global Capital Group, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Diversified Global Capital Group, Inc. for the year ended December 31, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Diversified Global Capital Group, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
February19, 2004